SUB-ITEM 77Q2.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 30(h) of the Investment Company Act of 1940 imposes the filing requirements of section 16 of the Securities Exchange Act of 1934 upon (i) the registrant’s directors and officers, (ii) the registrant’s investment adviser and certain of its affiliated persons and (iii) every person who is directly or indirectly the beneficial owner of more than 10% of any class of the registrant’s outstanding securities (other than short-term paper). Based solely on a review of the copies of Section 16(a) forms furnished to the registrant, or written representations that no Forms 5 were required, the registrant believes that during the fiscal year ended October 31, 2014 all such filing requirements were complied with.